Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217029

Subject to Completion, Dated May 9, 2018

PRELIMINARY PRICING SUPPLEMENT
Dated May 9, 2018 to
PROSPECTUS SUPPLEMENT
Dated March 30, 2017 and
PROSPECTUS
Dated March 30, 2017
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES I, FLOATING RATE NOTES DUE 20

SUBJECT	FINAL PRICING DETAILS
Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series I, Floating Rate Notes Due 20
Form of Security:	Global Note
Format:	SEC Registered-Registration Statement Number 333-217029
Trade Date/Pricing Effective Time:	May , 2018
Settlement Date (Original Issue Date):
May , 2018, which is the fifth business day following the Trade Date. Accordingly, purchasers who wish to trade the Medium Term Notes on any date prior to two business days before delivery will be required, because the Medium-Term Notes will not initially settle in T+2, to specify an alternative settlement date at the time of such trade to prevent a failed settlement and should consult their own advisors.

Maturity Date:	May , 20
Principal Amount:	$
Price to Public (Issue Price):	100.000%
Dealer’s Commission:	% ( basis points)
All-in-price:	%
Net Proceeds to Issuer:	$
Interest Rate Basis (Benchmark):	3 Month USD LIBOR
Index Currency:	U.S. Dollars
Spread (Plus or Minus):	+ basis points ( %)
Spread Multiplier:	N/A
Spread/Spread Multiplier Reset Option:	N/A
Optional Reset Dates (only applicable if option to reset spread or spread multiplier):	N/A
Basis for Interest Rate Reset (only applicable if option to reset spread or spread multiplier):	N/A
Specified Currency:	U.S. Dollars
Option to Elect Payment in U.S. Dollars (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Authorized Denominations (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Historical Exchange Rate (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Maximum Interest Rate:	N/A
Minimum Interest Rate:	N/A
Initial Interest Rate:	3 Month USD LIBOR as of two (2) London Business Days prior to the Original Issue Date plus the Spread
Interest Reset Periods and Dates:	Quarterly on the of February, May, August and November of each year prior to the Maturity Date
Interest Determination Dates:	Quarterly, two (2) London Business Days prior to each Interest Reset Date
Interest Payment Dates:	Interest will be paid quarterly on the of February, May, August and November of each year, commencing August , 2018 and ending on the Maturity Date
Stated Maturity Extension Option:	N/A
Extension Period(s) and Final Maturity Date (only applicable if option to extend stated maturity):	N/A
Basis for Interest Rate During Extension Period (only applicable if option to extend stated maturity):	N/A
Original Issue Discount Note:	N/A
Total Amount of OID:	N/A
Terms of Amortizing Notes:	N/A
Redemption Date(s):	N/A
Redemption Price:	N/A
Repayment Date(s):	N/A
Repayment Price(s):	N/A
Day Count Convention:	Actual/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Managers & Bookrunners:	Citigroup Global Markets Inc. ( %)
Merrill Lynch, Pierce, Fenner & Smith Incorporated ( %)
MUFG Securities Americas Inc. ( %)
Co-Managers:

Billing and Delivery Agent:
Exchange Rate Agent:	U.S. Bank Trust National Association
Calculation Agent:	U.S. Bank Trust National Association
CUSIP:
Other Provisions:
Changes to LIBOR may adversely affect holders of the Notes.
Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to the calculation of LIBOR across a range of maturities and currencies, and certain financial institutions that are member banks surveyed by the British Bankers’ Association (the “BBA”) in setting daily LIBOR have entered into agreements with the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission and/or the Financial Services Authority in order to resolve the investigations.  Since April 2013, the U.K. Financial Conduct Authority (“FCA”) has regulated LIBOR.
Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the FCA announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York.  At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be implemented in the United Kingdom, United States or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms and as to the continuation of LIBOR may adversely affect the trading market for the Notes, the interest on which is determined by reference to LIBOR. Although the Notes provide for alternative methods of calculating the interest rate payable on the Notes if LIBOR is not reported, which include requesting certain rates from major reference banks, determining a market accepted alternative rate or using LIBOR for the immediately preceding interest period, any of these alternative methods may result in interest rates and/or payments that are higher than, lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on the Notes if the LIBOR rate was available in its current form.
Further, uncertainty as to the extent and manner in which the FCA regulates LIBOR and as to future changes with respect to LIBOR may adversely affect the current trading market for LIBOR-based securities and the value of your Notes.
Calculation of LIBOR
The LIBOR calculation provisions contained in the section “Description of Notes—Interest Rate—LIBOR Notes” in the Issuer’s Medium-Term Notes Prospectus Supplement dated March 30, 2017 are hereby replaced by the following:
“(i) The rate for deposits in the LIBOR currency having the index maturity designated by us in the applicable pricing supplement, as such rate is displayed on Reuters on the Designated LIBOR Page (as defined below) as of 11:00 a.m., London time, on such LIBOR interest determination date. If no such rate so appears, LIBOR on such LIBOR interest determination date will be determined in accordance with the provisions described in clause (ii) below.
(ii) With respect to a LIBOR interest determination date on which no rate is displayed on the Designated LIBOR Page as specified in clause (i) above, the calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the agents) in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in the LIBOR currency for the period of the index maturity specified in the applicable pricing supplement, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR interest determination date and in a principal amount that is representative of a single transaction in the LIBOR currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such LIBOR interest determination date will be the arithmetic mean calculated by the calculation agent of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR interest determination date will be the arithmetic mean calculated by the calculation agent of the rates quoted at approximately 11:00 a.m., in the applicable principal financial center, on such LIBOR interest determination date by three major banks (which may include affiliates of the agents) in such principal financial center selected by the calculation agent for loans in the LIBOR currency to leading European banks, having the index maturity specified in the applicable pricing supplement, commencing on the related interest reset date, and in a principal amount that is representative for a single transaction in the LIBOR currency in such market at such time; provided, however, that, subject to clause (iii) below, if the banks so selected by the calculation agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR interest determination date shall be LIBOR in effect on such LIBOR interest determination date.
(iii) Notwithstanding clause (ii) above, if we or the calculation agent determine that LIBOR has been permanently discontinued, the calculation agent will use, as a substitute for LIBOR (the “Alternative Rate”) and for each future interest determination date, the alternative reference rate selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice. As part of such substitution, the calculation agent will, after consultation with us, make such adjustments (“Adjustments”) to the Alternative Rate or the spread thereon, as well as the business day convention, interest determination dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as the relevant series of floating rate notes. If the calculation agent determines, and following consultation with us, that there is no clear market consensus as to whether any rate has replaced LIBOR in customary market usage, (i) U.S. Bank Trust National Association shall have the right to resign as calculation agent in respect of the relevant series of floating rate notes and (ii) we will appoint, in our sole discretion, a new calculation agent to replace U.S. Bank Trust National Association, solely in its role as calculation agent in respect of the relevant series of floating rate notes, to determine the Alternative Rate and make any Adjustments thereon, and whose determinations will be binding on us, the trustee and the holders of the relevant series of floating rate notes. If, however, the calculation agent determines that LIBOR has been discontinued, but for any reason an Alternative Rate has not been determined, LIBOR determined as of such LIBOR interest determination date shall be LIBOR in effect on such LIBOR interest determination date.”
Notice to European Economic Area Investors
This communication has been prepared on the basis that any offer of notes in any member state of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Directive (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this communication may only do so with respect to Qualified Investors.  Neither the Issuer nor the managers have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.
No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASCRIBED THERETO IN THE PROSPECTUS SUPPLEMENT. THE INTEREST RATES ON THE NOTES MAY BE CHANGED BY CATERPILLAR FINANCIAL SERVICES CORPORATION FROM TIME TO TIME, BUT ANY SUCH CHANGE WILL NOT AFFECT THE INTEREST RATE ON ANY NOTES OFFERED PRIOR TO THE EFFECTIVE DATE OF THE CHANGE.

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